UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2020

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on August 3, 2020, titled “PolyPid granted Fast Track Designation from FDA for D-PLEX100 for Prevention of Surgical Site Infections in Abdominal Surgery.”

The first two paragraphs and the section titled “Forward-Looking Statements” in the press release are incorporated by reference into the Registrant’s Registration Statement on Form S-8 (Registration No. 333-239517), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit	Description
99.1	Press Release issued by PolyPid Ltd. on August 3, 2020, titled “PolyPid granted Fast Track Designation from FDA for D-PLEX100 for Prevention of Surgical Site Infections in Abdominal Surgery.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: August 3, 2020	By:	/s/ Dikla Czaczkes Akselbrad
		Name	Dikla Czaczkes Akselbrad
		Title:	Executive Vice President and Chief Financial Officer

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